Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Update on Sibanye-Stillwater's participation in the Rhyolite Ridge project

Johannesburg, 26 February 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises stakeholders that the Board of directors of Sibanye-Stillwater (the Board) has made a decision not to proceed with the Rhyolite Ridge Lithium-Boron Project (Rhyolite Ridge or the Project) under the joint venture agreement with ioneer Ltd. (ioneer).

Sibanye-Stillwater announced in September 2021 that it had reached agreement with ioneer to establish a joint venture company with respect to Rhyolite Ridge (refer: Announcement 16 September 2021). The completion of the joint venture was subject to various conditions precedent under the joint venture agreement, which has undergone multiple amendments since September 2021. These conditions included a final investment decision from the Board affirming its commitment to proceed with the Project.

In October 2024, Sibanye-Stillwater received updated project and technical information from ioneer in the form of a technical report summary and other updated technical reports. Management, with the assistance of external specialists and advisors, carefully reviewed and conducted due diligence on that information, and based on the results of this work, the Board resolved not to proceed with Rhyolite Ridge as, among other things, the Project did not meet the Sibanye-Stillwater investment hurdle rates at prudent pricing assumptions.

Sibanye-Stillwater has communicated the decision of its Board to ioneer.

The Group remains committed to the U.S. market and its battery metals strategy and will continue to assess growth opportunities in this space.

For more information on the Joint Venture, refer to:

https://www.sibanyestillwater.com/news-investors/news/transactions/nevada-rhyolite-ridge

Ends.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Financial Advisor: Macquarie Advisory and Capital Markets South Africa Proprietary Limited
Legal Advisors: Davis Polk & Wardwell LLP

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) business strategy (including its battery metals strategy); financial position; and plans and objectives of management for future operations are necessarily estimates reflecting the best judgement of Sibanye Stillwater Limited’s (“Sibanye-Stillwater”) senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Any forward-looking statement contained in this announcement has not been reviewed and reported on by Sibanye-Stillwater’s external auditors.

Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.